Management’s Discussion and Analysis

For the three and six months ended June 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis ("MD&A"), dated August 3, 2010, should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Paramount Resources Ltd. ("Paramount" or the "Company") for the three and six months ended June 30, 2010 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2009. Information included in this MD&A is presented in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada. Certain comparative figures have been reclassified to conform to the current year’s presentation.

This document contains forward-looking information, non-GAAP measures, disclosures of barrels of oil equivalent volumes and disclosures concerning contingent resources. Readers are referred to the "Advisories" heading in this document concerning such matters.

Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively pursue higher risk/higher return prospects.

Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust, now Trilogy Energy Corp. ("Trilogy"), in April, 2005; and (iii) MGM Energy Corp. ("MGM Energy") in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy in its portfolio of Strategic Investments.

Paramount’s operations are divided into three business segments, established by management to assist in resource allocation, to assess operating performance and to achieve long-term strategic objectives:     i) Principal Properties; ii) Strategic Investments; and iii) Corporate.

Paramount’s Principal Properties are divided into four Corporate Operating Units ("COUs") as follows:

•

the Kaybob COU, which includes properties in West Central Alberta;

•

the Grande Prairie COU, which includes properties in the Peace River Arch area of Alberta;

•

the Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

•

the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

Strategic Investments include investments in other entities and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, dispositions, or future revenue generation. The three rigs owned by Fox Drilling Inc. ("Fox Drilling") and Paramount Drilling U.S. L.L.C. ("Paramount Drilling") are included in Strategic Investments.

The Corporate segment is comprised of income and expense items, including general and administrative expense and interest expense, that have not been specifically allocated to Principal Properties or Strategic Investments.

Paramount Resources Ltd. | Second Quarter 2010

All amounts in Management’s Discussion and Analysis are presented in millions of Canadian dollars unless otherwise noted.

SECOND QUARTER HIGHLIGHTS(1)
	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
FINANCIAL
Petroleum and natural gas sales	44.6	40.2	93.5	80.4
Funds flow from operations	22.1	13.7	43.7	31.3
per share – diluted ($/share)	0.31	0.21	0.60	0.47
Net loss	(28.8)	(2.6)	(43.3)	(26.3)
per share – basic and diluted ($/share)	(0.40)	(0.04)	(0.60)	(0.40)
Exploration and development expenditures	17.7	5.4	84.5	60.9
Investments – market value			354.8	260.2
Total assets			1,149.0	1,078.8
Long-term debt			155.6	135.7
Net debt			184.9	128.2

OPERATIONAL
Sales volumes
Natural gas (MMcf/d)	57.0	59.1	53.6	55.1
Oil and NGLs (Bbl/d)	3,287	3,512	3,400	3,456
Total (Boe/d)	12,787	13,362	12,333	12,641

Net wells drilled	2	–	69	16

FUNDS FLOW FROM OPERATIONS ($/Boe)
Petroleum and natural gas sales	38.34	33.04	41.89	35.14
Royalties	(4.78)	(3.12)	(5.61)	(4.02)
Operating expense and production tax	(9.54)	(9.21)	(11.30)	(14.31)
Transportation	(3.87)	(2.74)	(3.85)	(3.09)
Netback	20.15	17.97	21.13	13.72
Financial commodity contract settlements	4.16	–	2.72	4.88
Netback including commodity contract settlements	24.31	17.97	23.85	18.60
General and administrative	(2.74)	(4.02)	(2.93)	(4.12)
Interest	(2.44)	(2.67)	(2.44)	(2.52)
Distributions from investments	3.11	2.86	3.46	4.00
Asset retirement expenditures	(1.09)	(0.19)	(1.08)	(0.83)
Other	(2.13)	(2.66)	(1.28)	(1.44)
	19.02	11.29	19.58	13.69
(1) Readers are referred to the advisories concerning non-GAAP measures and oil and gas measures and definitions in the "Advisories" section of this document.

Paramount Resources Ltd. | Second Quarter 2010

Second Quarter Overview

Principal Properties

•

Funds flow from operations increased by 61 percent to $22.1 million in the second quarter of 2010 compared to $13.7 million in the second quarter of 2009, primarily due to higher settlements of commodity contracts and higher commodity prices, partially offset by higher royalties.

•

Netback before settlements of financial commodity contracts increased by $1.5 million to $23.4 million in the second quarter of 2010 due primarily to higher realized prices.

•

On June 29, 2010, Paramount completed its acquisition of Redcliffe Exploration Inc. ("Redcliffe") for cash consideration of $46.2 million. The transaction solidifies Paramount’s Peace River Arch land holdings targeting the Montney and Nikanassin formations at Karr-Gold Creek.

•

The Kaybob COU drilled and brought on production two (0.3 net) wells in the quarter. An additional two (1.7 net) wells drilled in the first quarter were completed and brought on production.

•

The Grande Prairie COU drilled two (1.7 net) wells and brought two (1.8 net) wells on production in the quarter.

•

The Northern COU’s capital program is substantially complete for 2010. One (1.0 net) well drilled in the first quarter is expected to be brought on in the fourth quarter.

•

The Southern COU’s coal bed methane drilling program was completed at Chain where five (4.5 net) wells were drilled in July following break-up.

•

In July 2010, the operator under the North Dakota joint development agreement commenced drilling the first Bakken oil well.

Strategic Investments

•

Paramount received an updated evaluation of its Grand Rapids resource at Hoole from its independent reserves evaluator, with an evaluation date of April 30, 2010. The report estimated contingent bitumen resources at 634 million barrels (Best Estimate (P50)), having a before-tax net present value of future net revenue of $1.9 billion, discounted at ten percent (Best Estimate (P50)).

•

In July 2010, MEG Energy Corp. ("MEG") filed a PREP prospectus in connection with its initial public offering of 20 million common shares at a price of $35.00 per share. At June 30, 2010, Paramount owned 3.7 million common shares of MEG with a carrying value of $27.50 per share ($101.8 million).

•

Two of Paramount’s three drilling rigs are being used to drill on the Company’s properties in Alberta. The third rig commenced drilling in the United States in July under a three well contract with a third party.

Corporate

•

In July 2010, the borrowing base and lender commitments under the Company’s credit facility were increased to $160 million from $125 million.

Paramount Resources Ltd. | Second Quarter 2010

•

Corporate general and administrative costs decreased 42 percent to $2.5 million from $4.3 million in the second quarter of 2009.

Segment Earnings (Loss)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Principal Properties	(23.1)	(14.5)	(38.9)	(35.8)
Strategic Investments	(0.8)	(7.8)	4.7	(13.0)
Corporate	(12.9)	(3.6)	(22.6)	(9.7)
Taxes	8.0	23.3	13.5	32.2
Net Loss	(28.8)	(2.6)	(43.3)	(26.3)

•

The second quarter 2010 net loss of $28.8 million compared to a net loss of $2.6 million in the second quarter of 2009. The current year loss includes: (i) a higher Principal Properties loss due to higher depletion, depreciation and accretion, partially offset by higher revenue; (ii) a lower Strategic Investment loss primarily related to the Trilogy investment; (iii) higher Corporate costs primarily due to the impact of changes in foreign exchange rates and higher stock-based compensation expenses; and (iv) a lower future tax recovery.

•

The year-to-date net loss of $43.3 million in 2010 compared to a net loss of $26.3 million in the same period in the prior year. The current year loss includes: (i) a higher Principal Properties loss due to higher depletion and dry hole expenses, partially offset by higher revenue and gains on financial commodity contracts; (ii) higher Strategic Investment earnings primarily related to the Trilogy investment; (iii) higher Corporate costs due to higher stock-based compensation and the impact of changes in foreign exchange rates, partially offset by lower general and administrative costs; and (iv) a lower future tax recovery.

Funds Flow From Operations

The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Cash from operating activities	15.0	21.7	32.6	39.9
Change in non-cash working capital	7.1	(8.0)	11.1	(8.6)
Funds flow from operations	22.1	13.7	43.7	31.3
Funds flow from operations ($/Boe)	19.02	11.29	19.58	13.69

•

Funds flow from operations in the second quarter of 2010 increased by $8.4 million from the second quarter of 2009, primarily due to higher settlements of commodity contracts and higher commodity prices, partially offset by higher royalties.

•

Year-to-date funds flow from operations in 2010 increased by $12.4 million from the prior year, primarily due to the impact of higher commodity prices and lower operating expenses, partially offset by lower settlements of commodity contracts and higher royalties.

Paramount Resources Ltd. | Second Quarter 2010

Principal Properties

Netback and Segment Loss

	Three months ended June 30			Six months ended June 30
	2010		2009	2010			2009
		($/Boe)		($/Boe)		($/Boe)		($/Boe)
Petroleum and natural gas sales	44.6	38.34	40.2	33.04	93.5	41.89	80.4	35.14
Royalties	(5.6)	(4.78)	(3.8)	(3.12)	(12.5)	(5.61)	(9.2)	(4.02)
Operating expense and production tax	(11.1)	(9.54)	(11.2)	(9.21)	(25.2)	(11.30)	(32.7)	(14.31)
Transportation	(4.5)	(3.87)	(3.3)	(2.74)	(8.6)	(3.85)	(7.1)	(3.09)
Netback	23.4	20.15	21.9	17.97	47.2	21.13	31.4	13.72
Settlements of financial commodity contracts	4.8	4.16	–	–	6.1	2.72	11.2	4.88
Netback including settlements of financial commodity contracts	28.2	24.31	21.9	17.97	53.3	23.85	42.6	18.60
Other principal property items (see below)	(51.3)		(36.4)		(92.2)		(78.4)
Segment loss	(23.1)		(14.5)		(38.9)		(35.8)

Petroleum and Natural Gas Sales

	Three months ended June 30			Six months ended June 30
	2010	2009	% Change	2010	2009	% Change
Natural gas sales	23.3	21.7	7	48.5	48.0	1
Oil and NGLs sales	21.3	18.5	15	45.0	32.4	39
Total	44.6	40.2	11	93.5	80.4	16

Second quarter revenue from natural gas, oil and NGLs sales in 2010 was $44.6 million, an increase of $4.4 million from the second quarter of 2009 due to the impact of higher prices, partially offset by the impact of lower sales volumes. Year-to-date revenue from natural gas, oil and NGLs sales in 2010 was $93.5 million, an increase of $13.1 million from the prior year, due to the impact of higher prices, partially offset by the impact of lower sales volumes.

The impact of changes in prices and volumes on petroleum and natural gas sales revenue are as follows:

	Natural gas	Oil and NGLs	Total
Three months ended June 30, 2009	21.7	18.5	40.2
Effect of changes in prices	2.4	4.0	6.4
Effect of changes in sales volumes	(0.8)	(1.2)	(2.0)
Three months ended June 30, 2010	23.3	21.3	44.6

	Natural gas	Oil and NGLs	Total
Six months ended June 30, 2009	48.0	32.4	80.4
Effect of changes in prices	1.8	13.1	14.9
Effect of changes in sales volumes	(1.3)	(0.5)	(1.8)
Six months ended June 30, 2010	48.5	45.0	93.5

Sales Volumes

	Three months ended June 30
	2010			2009			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	21.2	510	4,035	21.0	397	3,892	0.2	113	143
Grande Prairie	13.4	965	3,202	8.4	868	2,265	5.0	97	937
Northern	13.0	461	2,624	18.9	632	3,785	(5.9)	(171)	(1,161)
Southern	9.4	1,351	2,926	10.8	1,615	3,420	(1.4)	(264)	(494)
Total	57.0	3,287	12,787	59.1	3,512	13,362	(2.1)	(225)	(575)

Natural gas sales volumes decreased to 57.0 MMcf/d in the second quarter of 2010 compared to 59.1 MMcf/d in the second quarter of 2009. Crude oil and NGLs sales volumes decreased to 3,287 Bbl/d in the second quarter of 2010 compared to 3,512 Bbl/d in the second quarter of 2009.

These decreases in 2010 sales volumes were primarily a result of production declines at Bistcho in the Northern COU and at various other properties, partially offset by production from new wells at Karr-Gold Creek in the Grande Prairie COU and at Smoky, Resthaven and Musreau in the Kaybob COU.

The Company’s production at Karr-Gold Creek is currently constrained because of limitations in compression and dehydration capacity. Work is in progress to expand raw gas compression and dehydration capacity by 20 MMcf/d before the end of 2010.

	Six months ended June 30
	2010			2009			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	19.8	504	3,812	19.3	475	3,697	0.5	29	115
Grande Prairie	11.7	1,034	2,978	8.1	832	2,184	3.6	202	794
Northern	12.9	474	2,619	16.5	485	3,227	(3.6)	(11)	(608)
Southern	9.2	1,388	2,924	11.2	1,664	3,533	(2.0)	(276)	(609)
Total	53.6	3,400	12,333	55.1	3,456	12,641	(1.5)	(56)	(308)

Year-to-date natural gas sales volumes decreased to 53.6 MMcf/d in 2010 compared to 55.1 MMcf/d in the prior year. Year-to-date crude oil and NGLs sales volumes decreased to 3,400 Bbl/d in 2010 compared to 3,456 Bbl/d in the prior year.

The decrease in year-to-date sales volumes was primarily a result of natural gas production declines at Bistcho in the Northern COU and at Chain in the Southern COU, oil production declines in North Dakota within the Southern COU and production declines at various other properties, partially offset by production from new wells at Karr-Gold Creek in the Grande Prairie and at Smoky, Resthaven and Musreau in the Kaybob COU.

Paramount Resources Ltd. | Second Quarter 2010

Average Realized Prices

	Three months ended June 30			Six months ended June 30
	2010	2009	% Change	2010	2009	% Change
Natural gas ($/Mcf)	4.49	4.03	11	5.00	4.82	4
Oil and NGLs ($/Bbl)	71.32	57.83	23	73.10	51.74	41
Total ($/Boe)	38.34	33.04	16	41.89	35.14	19

Commodity Prices

Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

	Three months ended June 30			Six months ended June 30
	2010	2009	% Change	2010	2009	% Change

Natural Gas
AECO (Cdn$/GJ)	3.66	3.47	5	4.37	4.41	(1)
New York Mercantile Exchange
(Henry Hub Close) (US$/MMbtu)	4.14	3.60	15	4.71	4.25	11

Crude Oil
Edmonton par (Cdn$/Bbl)	75.44	66.16	14	77.87	57.19	36
West Texas Intermediate (US$Bbl)	76.29	59.62	28	77.50	51.39	51

Foreign Exchange
Cdn$/1US$	1.039	1.167	(11)	1.042	1.206	(14)

Commodity Price Management

Paramount, from time to time, uses financial and physical commodity price instruments to manage exposure to commodity price volatility.  Paramount has not designated any of the financial instrument contracts as hedges, and as a result, changes in the fair value of these contracts are recognized in earnings.

Receipts from the settlement of financial commodity contracts are as follows:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Gas contracts	4.8	–	6.1	11.2

At June 30, 2010, Paramount’s outstanding natural gas financial contracts are summarized as follows:

Instruments	Total Notional	Average Fixed Price	Fair Value	Remaining Term
Gas – AECO Sales	30,000 GJ/d	CAD$5.53/GJ	6.3	July 2010 – October 2010
Gas – AECO Purchases	(15,000) GJ/d	CAD$3.87/GJ	(0.1)	July 2010 – October 2010
			6.2

Paramount Resources Ltd. | Second Quarter 2010

Paramount has a long-term physical contract expiring in January of 2011, to sell 3,400 GJ/d of natural gas at $2.73/GJ plus an escalation factor. At June 30, 2010 the fair value of the contract was a loss of $0.9 million.

Royalties

	Three months ended June 30			Six months ended June 30
	2010	2009	% Change	2010	2009	% Change
Natural gas	1.3	1.3	–	3.2	3.4	(6)
Oil and NGLs	4.3	2.5	72	9.3	5.8	60
Total	5.6	3.8	47	12.5	9.2	36
Royalty rate	12.5%	9.4%		13.4%	11.5%

Natural gas royalties in the second quarter of 2010 were consistent with the second quarter of 2009. Second quarter 2010 oil and NGLs royalties increased 72 percent compared to the prior year, primarily due to higher crown royalty rates caused by Alberta’s price sensitive royalty framework.

Year-to-date natural gas royalties decreased by six percent in 2010 compared to the prior year, primarily due to lower royalty rates. Year-to-date oil and NGLs royalties increased 60 percent compared to the prior year, due to higher oil and NGLs revenue and higher royalty rates.

Operating Expense and Production Tax

	Three months ended June 30			Six months ended June 30
	2010	2009	% Change	2010	2009	% Change
Operating expense	10.5	10.9	(4)	24.0	31.8	(25)
Production tax	0.6	0.3	100	1.2	0.9	33
Total	11.1	11.2	(1)	25.2	32.7	(23)

Operating expenses decreased by $0.4 million in the second quarter of 2010 compared to the second quarter of 2009, primarily due to lower costs associated with decreased production volumes. Second quarter 2010 production tax in the United States increased by $0.3 million due to increased oil and NGLs prices.

Year-to-date operating expenses decreased by $7.8 million compared to the prior year, primarily due to lower current year costs in the Northern COU resulting from prior year major maintenance at Cameron Hills, a more extensive prior year plant turnaround at Bistcho and 2009 well suspension activities at Liard and Bovie. Operating costs in the Kaybob COU decreased in 2010 due to prior year well suspension and other non-recurring costs and improved operating practices. Operating costs were also lower in 2010 at various properties due to lower production volumes. Year-to-date production tax in the United States increased by $0.3 million due to increased oil and NGLs prices.

Transportation Expense

	Three months ended June 30			Six months ended June 30
	2010	2009	% Change	2010	2009	% Change
Transportation expense	4.5	3.3	36	8.6	7.1	21

Transportation expense increased to $4.5 million in the second quarter of 2010 compared to $3.3 million in the second quarter of 2009. Year-to-date transportation expense increased to $8.6 million from $7.1 million in the prior year. Transportation expense increased primarily because of toll increases in 2010. Transportation costs include the expenses of shipping natural gas to sales points in California and the United States East coast.

Paramount Resources Ltd. | Second Quarter 2010

Other Principal Property Items

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Depletion, depreciation and accretion	45.1	35.8	84.4	66.4
Exploration and dry hole expenses	1.5	1.6	12.7	2.7
Gain on sale of property plant and equipment	(0.4)	(0.3)	(0.4)	–
Commodity contracts – net of settlements	5.0	–	(3.9)	9.8
Other	0.1	(0.7)	(0.6)	(0.5)
Total	51.3	36.4	92.2	78.4

Depletion, depreciation, and accretion increased to $45.1 million or $38.73 per Boe in the second quarter of 2010 compared to $35.8 million or $29.40 per Boe in the second quarter of 2009. Year-to-date depletion, depreciation, and accretion increased to $84.4 million or $37.82 per Boe in 2010 compared to $66.4 million or $29.03 per Boe in the prior year. The increase in the per unit depletion rates is primarily due to a change in the pricing methodology used to estimate proved reserves, which was adopted in the fourth quarter of 2009. The depletion rate has also been impacted by high finding and development costs in recent years.

Year-to-date exploration and dry hole expenses include $7.8 million of costs related to suspended wells drilled in the first quarter of 2010 at Cameron Hills in the Northern COU.

Strategic Investments

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Income (loss) from investments	3.3	(6.9)	12.0	(10.9)
Drilling, net	(1.4)	(0.2)	(2.0)	(0.8)
Other (expense) income	(1.1)	(0.7)	(5.3)	(1.3)
Segment Earnings (Loss)	(0.8)	(7.8)	4.7	(13.0)

Strategic Investments at June 30, 2010 include the following:

•

investments in the shares of Trilogy, MEG, MGM Energy, NuLoch Resources Inc. ("NuLoch") and Paxton Corporation ("Paxton");

•

oil sands resources at Hoole, situated within the western portion of the Athabasca Oil Sands region, and carbonate bitumen holdings in Northeast Alberta;

•

shale gas holdings in the Horn River and Liard Basins; and

•

three drilling rigs operating by Paramount’s wholly-owned subsidiaries: Fox Drilling in Canada and Paramount Drilling in the United States.

Second quarter 2010 income from investments includes $0.4 million of equity losses, a dilution gain of $0.2 million and a gain of $3.5 million related to the reclassification of gains on the investment in Redcliffe previously recognized in other comprehensive income. The prior year comparable period includes $6.9 million of equity losses.

Year-to-date income from investments in 2010 includes $4.2 million of equity earnings, a dilution gain of $4.3 million and a gain of $3.5 million related to the reclassification of gains on the investment in Redcliffe previously recognized in other comprehensive income. The prior year includes $9.4 million of equity losses and a dilution loss of $1.5 million.

Paramount Resources Ltd. | Second Quarter 2010

Prior to Trilogy’s conversion to a corporation, Paramount participated in Trilogy’s distribution reinvestment plan ("DRIP"), acquiring an additional 0.1 million units for $1.2 million.

In July 2010, MEG filed a supplemented post-receipt pricing prospectus with securities regulatory authorities in each of the provinces and territories in Canada in connection with its initial public offering of 20 million common shares at a price of $35.00 per share. At June 30, 2010, Paramount owned 3.7 million common shares of MEG with a carrying value of $27.50 per share.

The Company’s investments in other entities are as follows:

	Carrying Value		Market Value(1)
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Trilogy	110.6	104.5	224.1	206.1
MEG Energy	101.8	101.8	101.8	101.8
MGM Energy	5.7	5.9	8.3	12.5
Other(2)	20.5	22.4	20.6	22.5
Total	238.6	234.6	354.8	342.9

(1)

Based on the period-end closing price of publicly-traded investments and book value of remaining investments.

(2)

Includes investments in NuLoch, Paxton, Redcliffe (2009),and other public and private corporations.

In May 2010, Paramount disclosed an updated evaluation of its Hoole property, which included the results of the Company’s 45 well winter drilling and delineation program. Paramount continues to enhance its understanding of the Hoole reservoir through the performance of detailed core analysis and reservoir simulations, and collecting baseline environmental information. This analysis is an important component of Paramount’s progression to submitting an application for commercial development, which is expected to be made in 2011.

Corporate

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
General and administrative	2.5	4.3	5.2	8.2
Stock-based compensation	5.3	0.2	10.9	0.4
Depletion and depreciation	0.2	0.2	0.4	0.5
Interest and financing charges	2.6	3.3	5.0	5.9
Foreign exchange	2.2	(4.4)	1.0	(5.2)
Other (income) expense	0.1	–	0.1	(0.1)
Corporate costs	12.9	3.6	22.6	9.7

Second quarter corporate segment net costs increased $9.3 million to $12.9 million in 2010, compared to $3.6 million in the second quarter of 2009, primarily due to the impact of changes in foreign exchange rates and higher stock-based compensation charges, partially offset by lower general and administrative expenses. General and administrative expense includes $0.3 million of costs related to the Redcliffe acquisition, and decreased primarily due to higher overhead recoveries resulting from higher current year capital spending.

Year-to-date corporate segment net costs increased $12.9 million to $22.6 million in 2010, compared to $9.7 million in the prior year, primarily due to higher stock-based compensation charges and the impact of changes in foreign exchange rates, partially offset by lower general and administrative expenses. General and administrative expenses decreased primarily due to higher overhead recoveries resulting from higher current year capital spending.

Paramount Resources Ltd. | Second Quarter 2010

Capital Expenditures

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Geological and geophysical	2.1	1.5	5.0	2.7
Drilling and completions	10.9	1.5	66.1	38.8
Production equipment and facilities	4.7	2.4	13.4	19.4
Exploration and development expenditures	17.7	5.4	84.5	60.9
Land and property acquisitions	10.1	1.5	23.1	2.8
Acquisition of Redcliffe	46.2	–	46.2	–
Proceeds on disposition and other	(0.1)	(0.3)	(0.1)	(0.5)
Principal Properties	73.9	6.6	153.7	63.2
Strategic Investments
Capital expenditures	(0.3)	1.8	10.7	8.9
Proceeds on disposition	(0.9)	–	(0.9)	–
Corporate	0.1	–	0.1	–
Net capital expenditures	72.8	8.4	163.6	72.1

Second quarter exploration and development expenditures were $17.7 million in 2010 compared to $5.4 million in 2009. Year-to-date exploration and development expenditures in 2010 were $84.5 million in 2010 compared to $60.9 million in 2009. Exploration and development expenditures in 2010 focused on drilling and facility expansion at the Karr-Gold Creek deep gas project in the Grande Prairie COU and drilling Deep Basin wells in the Smoky, Musreau and Resthaven areas in the Kaybob COU.

Year-to-date 2010 exploration and development expenditures were reduced by $6.6 million as a result of the Alberta Drilling Royalty Credit program.

In the United States Paramount operates through Summit Resources Inc. ("Summit"), a wholly owned subsidiary. In April 2010, Summit entered into a joint development agreement with a United States focused exploration and development company that has significant operations and experience in the Bakken play in North Dakota. Under the agreement, which covers approximately 39,900 net acres of Summit's undeveloped North Dakota lands, the U.S. company has committed to carry out a multiple well Bakken horizontal drilling program using multi-stage fracture technology in order to earn an undivided 50 percent of Summit's interests in these lands (19,950 net acres). In July 2010, the joint development partner commenced drilling the first Bakken horizontal well.

On June 29, 2010, Paramount acquired all 109.9 million (82% voting interest) of the issued and outstanding Class A shares of Redcliffe not already owned, including 340,000 Class A shares owned by certain officers of Paramount, for cash consideration of $46.2 million. Redcliffe was a Calgary based company with interests in petroleum and natural gas properties in the Peace River Arch and Greater Pembina areas in Alberta. The acquisition was funded with drawings on the Company’s credit facility.

Wells drilled are as follows:

	Three months ended June 30				Six months ended June 30
	2010		2009		2010		2009
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Gas	4	2	1	–	23	18	14	8
Oil	–	–	–	–	2	2	1	1
Oil sands evaluation	–	–	–	–	45	45	7	7
Dry and abandoned	–	–	–	–	4	4	–	–
Total	4	2	1	–	74	69	22	16

(1)

Gross is the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2)

Net is the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

Paramount Resources Ltd. | Second Quarter 2010

Liquidity and Capital Resources

Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations.  Paramount may adjust its capital structure by issuing or repurchasing shares, altering debt levels, modifying capital programs, and acquiring or disposing of assets.

	June 30, 2010	December 31, 2009	Change
Working capital deficit (surplus)(1)	28.7	(43.5)	72.2
Credit facility	60.5	–	60.5
US Senior Notes (excluding unamortized financing fees)	95.7	94.4	1.3
Net debt	184.9	50.9	134.0
Share capital	394.2	393.1	1.1
Contributed surplus	3.2	2.9	0.3
Retained earnings	330.7	373.7	(43.0)
Accumulated other comprehensive income	4.8	3.2	1.6
Total Capital	917.8	823.8	94.0

(1)

Excludes risk management assets and liabilities and stock-based compensation liabilities.

Working Capital

Paramount’s working capital deficit at June 30, 2010 was $28.7 million compared to a surplus of $43.5 million at December 31, 2009. Working capital at June 30, 2010 includes $24.4 million of cash and cash equivalents and $56.9 million of accounts payable and accrued liabilities. The decrease in working capital is primarily due to capital spending, partially offset by funds flow from operations. A principal payment of $1.0 million was made on the drilling rig loan in March 2010.

Paramount expects to finance its 2010 operations, contractual obligations, and capital expenditures from existing cash and cash equivalents, from funds flow from operations, and from borrowing capacity.

Bank Credit Facility

In July 2010, the borrowing base and lender commitments under Paramount’s credit facility were increased to $160 million from $125 million. The credit facility is available on a revolving basis to April 30, 2011 and can be extended a further 364 days upon request, subject to approval by the lenders.  In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable.  As of June 30, 2010, $60.5 million was drawn on the credit facility.  Paramount had undrawn letters of credit outstanding at June 30, 2010 of $16.4 million that reduce the amount available to the Company under the credit facility.

US Senior Notes

As of June 30, 2010 the outstanding balance of Paramount’s 8.5% US Senior Notes remains at US$90.2 million ($95.7 million).

Share Capital

In April 2010, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a normal course issuer bid ("NCIB") commencing April 13, 2010 for a 12-month period.  Under the NCIB, Paramount is permitted to purchase for cancellation up to 3,626,476 Common Shares.  No shares have been purchased to August 3, 2010.

At August 3, 2010, Paramount had 72,587,524 Common Shares and 4,159,700 Stock Options outstanding (854,354 exercisable).

Paramount Resources Ltd. | Second Quarter 2010

Quarterly Information

	2010		2009				2008
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Petroleum and natural gas sales	44.6	48.9	45.0	36.3	40.2	40.2	54.7	83.5

Funds flow from operations	22.1	21.6	18.8	10.2	13.7	17.6	68.2	40.9
per share – diluted ($/share)	0.31	0.30	0.27	0.15	0.21	0.27	1.01	0.60

Net earnings (loss)	(28.8)	(14.5)	(46.4)	(25.2)	(2.6)	(23.7)	(150.5)	103.9
per share – basic & diluted ($/share)	(0.40)	(0.20)	(0.67)	(0.38)	(0.04)	(0.36)	(2.23)	1.53

Sales volumes
Natural gas (MMcf/d)	57.0	50.2	47.0	49.9	59.1	51.1	53.4	57.3
Oil and NGLs (Bbl/d)	3,287	3,514	3,673	3,733	3,512	3,398	3,298	3,657
Total (Boe/d)	12,787	11,875	11,514	12,046	13,362	11,912	12,202	13,206

Average realized price
Natural gas ($/Mcf)	4.49	5.59	4.85	3.24	4.03	5.73	7.43	8.65
Oil and NGLs ($/Bbl)	71.32	74.78	71.00	62.33	57.83	45.38	60.04	112.64

Significant Items Impacting Quarterly Results

Quarterly earnings variances include the impacts of changing production volumes and market prices.

•

Second quarter 2010 earnings include increased depletion, depreciation and accretion expense and $7.3 million of stock-based compensation charges.

•

First quarter 2010 earnings include $8.2 million of dry hole expenses and $7.7 million of stock-based compensation charges.

•

Fourth quarter 2009 earnings include $24.3 million of dry hole expenses related to suspended exploratory well costs and a $14.9 million write-down of petroleum and natural gas properties.

•

Third quarter 2009 earnings include higher stock-based compensation charges, and lower earnings from Strategic Investments.

•

Second quarter 2009 earnings include increased future income tax recoveries and lower operating expenses.

•

First quarter 2009 earnings include lower Corporate costs and Strategic Investments losses.

•

Fourth quarter 2008 earnings include a $50.7 million write-down of petroleum and natural gas properties and goodwill and a $96.9 million investment impairment provision.

•

Third quarter 2008 earnings include $79.6 million of mark-to-market gains on financial commodity contracts and $29.8 million of equity investment income.

Paramount Resources Ltd. | Second Quarter 2010

Significant Equity Investee

The following table summarizes the assets, liabilities and results of operations of Trilogy. The amounts summarized have been derived directly from Trilogy’s financial statements as at and for the periods ended June 30, 2010 and 2009, and do not include Paramount’s adjustments when applying the equity method of investment accounting. As a result, the amounts included in the table below cannot be used to derive Paramount’s equity income and net investment in Trilogy.

As at June 30	2010	2009
Current assets	51.5	56.2
Long term assets	941.5	869.0
Current liabilities	61.4	58.5
Long term liabilities	466.5	481.1
Equity	465.1	385.6

Six months ended June 30	2010	2009
Revenue	146.5	120.6
Expenses	122.5	142.9
Tax expense (recovery)	7.0	(8.4)
Net earnings (loss)	17.0	(13.8)
Shares/units outstanding at June 30 (thousands)	115,001	98,295
Paramount’s equity interest at June 30(1)	21.0%	23.6%

(1)

Readers are cautioned that Paramount does not have any direct or indirect interest in or right to Trilogy’s assets or revenue, nor does Paramount have any direct or indirect obligation in respect of or liability for Trilogy’s expenses or obligations.

Trilogy had 4.6 million stock options outstanding (1.1 million exercisable) at June 30, 2010 at exercise prices ranging from $4.85 to $12.88 per share.

Outlook

Based on encouraging drilling and completion results achieved to date, Paramount expects to accelerate development plans in the Kaybob and Grande Prairie COUs during the remainder of 2010.  Additional capital spending beyond the Company's $130 million exploration and development budget is anticipated, the extent of which will depend upon continued strong drilling and completion results and commodity prices.

Paramount's year-to-date average production of 12,333 Boe/d is consistent with expectations. The Company has increased its expected annual average production to approximately 13,425 Boe/d to incorporate the impact of the Redcliffe acquisition.

Change in Accounting Policy

Effective January 1, 2010, Paramount early adopted CICA Handbook section 1582 – "Business Combinations", which replaces the previous business combinations standard. The new standard requires that all of the assets acquired and the liabilities assumed in a business combination be recorded at fair value, which was not the case under the previous standard. The new standard also requires that previously held ownership interests be remeasured to the acquisition date fair value, rather than being restated to cost. In addition, the new standard requires that all acquisition costs associated with the acquisition are expensed, rather than being capitalized as part of the acquisition, that contingent liabilities are recognized at fair value at the acquisition date and subsequently re-measured to fair value with changes recognized in earnings, and that a bargain purchase is recognized in earnings rather than being allocated to non-monetary assets. This new standard has been applied to the acquisition of Redcliffe Exploration Inc. ("Redcliffe").

Paramount Resources Ltd. | Second Quarter 2010

Effective January 1, 2010, Paramount also early adopted CICA Handbook section 1601 – "Consolidations" and 1602 - "Non-controlling Interests", which together replaced section 1600 – "Consolidations". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 requires non-controlling interests ("NCI") to be presented within equity. There is no impact on the Interim Consolidated Financial Statements from the adoption of these standards.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converted to International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011.

Paramount’s IFRS conversion project is proceeding according to plan and the Company expects to be ready for the transition in the first quarter of 2011.

Significant components of Paramount’s IFRS conversion project completed to date include:

•

compilation of a diagnostic analysis that identified key differences between existing Canadian GAAP and IFRS, as they relate to the Company;

•

preparation of Company specific draft accounting position papers;

•

preliminary determination of Paramount’s cash generating units ("CGUs"); the impact of the CGUs on prior year’s impairments is currently be analyzed;

•

implementation of modifications to information systems required to accumulate and process information in order to generate IFRS financial information; and

•

a preliminary draft of IFRS disclosures.

Accounting Policy Changes

Significant accounting differences identified include, but are not limited to, accounting for oil and gas properties, accounting for stock-based compensation, and foreign currency translation of foreign subsidiaries.

Paramount elected to early adopt CICA handbook section 1582 "Business Combinations" with respect to the acquisition of Redcliffe. This new Canadian standard is substantially converged with IFRS 3 "Business Combinations" and no adjustments are expected on transition to IFRS.

IFRS 1 "First-time Adoption of International Financial Reporting Standards" provides certain exceptions and exemptions that issuers can choose to adopt at the date of transition to IFRS. Paramount expects to apply the IFRS 1 exemption to not retrospectively apply IFRS 3 "Business Combinations" to past business combinations. Paramount also expects to apply the IFRS 1 exemption to deem historical cumulative translation differences for foreign operations to be zero at transition. Paramount continues to evaluate other relevant alternatives available under the adoption standard.

Paramount Resources Ltd. | Second Quarter 2010

Implementation

The project team is currently focused on the following activities:

•

preparing the opening balance sheet and the reconciliation from Canadian GAAP to IFRS; quantification of IFRS impacts on the opening IFRS balance sheet is expected to be completed in the second half of 2010;

•

preparing comparative IFRS adjustments to the 2010 quarterly Canadian GAAP financial statement balances; and

•

finalizing Paramount’s IFRS policy choices and IFRS 1 elections.

As IFRS accounting policies and processes are being finalized, corresponding changes to internal controls over financial reporting and disclosure controls procedures are being identified to ensure controls remain effective.

Business Activities

Paramount is a reserves-based borrower and changes to the carrying value of its assets are not expected to have a significant impact on the Company’s debt structure or agreements. Paramount’s renewed credit facility agreement incorporates provisions regarding changes in accounting policies, including the adoption of IFRS.

Advisories

Forward-looking Information

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward looking information in this document includes references to:

▪

expected production volumes;

▪

planned exploration and development budget;

▪

budget allocations and capital spending flexibility;

▪

expected future plans relating to the COUs;

▪

capital structure and the flexibility to change future business plans;

▪

expected drilling programs, well tie-ins, facility expansions, completions, and the timing thereof; and

▪

estimated contingent bitumen resources and the discounted present value of future net revenues from such resources (including the forecast prices and costs and the timing of expected production volumes and future development capital).

Forward-looking information is based on a number of assumptions. In addition to any other assumptions identified in this document, assumptions have been made regarding future oil and gas prices remaining economic and provisions for contingencies being adequate. Assumptions have also been made relating to production levels from existing wells and exploration and development plans based on management’s experience, historical trends, current conditions and anticipated future developments.

Undue reliance should not be placed on forward looking information. Forward-looking information is based on risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward looking information. The material risks and uncertainties include, but are not limited to:

Paramount Resources Ltd. | Second Quarter 2010

▪

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪

the imprecision of resource estimates;

▪

the imprecision of estimating the timing, costs and levels of production and drilling;

▪

the uncertainty of estimates and projections relating to future production, costs and expenses;

▪

the ability to secure adequate product processing, transportation and storage;

▪

the uncertainty of exploration, development and drilling;

▪

operational risks in exploring for, developing and producing crude oil and natural gas, and the timing thereof;

▪

the ability to obtain equipment, services, supplies and personnel in a timely manner;

▪

potential disruption or unexpected technical difficulties in designing, developing or operating new or existing facilities;

▪

risks and uncertainties involving the geology of oil and gas deposits;

▪

the ability to generate sufficient cash flow from operations and other sources of financing at an acceptable cost to meet current and future obligations;

▪

changes to the status or interpretation of laws, regulations or policies;

▪

the timing of governmental or regulatory approvals;

▪

changes in general business and economic conditions;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations; and

▪

the effects of weather.

The foregoing list of risks is not exhaustive. Additional information concerning these and other factors which could impact Paramount are included in Paramount’s most recent Annual Information Form. The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

In this document "Funds flow from operations", "Funds flow from operations - per Boe", "Funds flow from operations per share - diluted", "Netback", "Netback including settlements of financial commodity contracts", "Net Debt" and "Investments – market value", collectively the "Non-GAAP measures", are used and do not have any standardized meanings as prescribed by GAAP. They are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. Netback equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of Net Debt in the liquidity and capital resources section of this document. Investments – market value includes Paramount’s publicly traded investments in Trilogy, MGM Energy, Nuloch, Redcliffe and others valued at the period-end closing trading price and the book value of the remaining investments.

Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP. The Non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as "Boe", and "Boe/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

This document contains disclosure of the results of an updated evaluation of the Company’s contingent bitumen resources from the Grande Rapids formation at Hoole, Alberta.  Contingent resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known

Paramount Resources Ltd. | Second Quarter 2010

accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.  A low estimate means high certainty (P90), a best estimate means most likely (P50) and a high estimate means low certainty (P10).

The before tax net present value of contingent bitumen resources disclosed represents the Company's share of future net revenue, before the deduction of income tax and does not represent fair value.  The calculation considers such items as revenues, royalties, operating costs, abandonment costs and capital expenditures.  Royalties have been calculated based on Alberta's Royalty Framework applicable to oil sands projects in Alberta. The calculation does not consider financing costs and general and administrative costs.  The net present value was calculated assuming natural gas is used as a fuel for steam generation.  Revenues and expenditures were calculated based on the reserve evaluator’s forecast prices and costs as of April 1, 2010.

Paramount Resources Ltd. | Second Quarter 2010